SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On April 30, 2019, Fresenius Medical Care AG & Co. KGaA (the “Company”) filed an updated base prospectus for approval with the Commission de Surveillance du Secteur Financier (“CSSF”) for the Company’s €10 billion European Medium-Term Note Program (“Program”). The notes issued and to be issued under the Program have been and will be guaranteed by Fresenius Medical Care Holdings, Inc. (“FMCH”) and, in accordance with the requirements of the CSSF, which is the Luxembourg competent authority for the purposes of the Luxembourg law relating to prospectuses for securities dated July 10, 2005, as amended (Loi du 10 juillet 2005 relative aux prospectus pour valeurs mobilières) which implements the Directive 2003/71/EC of the European Parliament and the Council of November 4, 2003, as amended into Luxembourg law, the Company has filed the audited consolidated financial statements of FMCH and its subsidiaries as of and for the years ended December 31, 2018 and 2017 with the CSSF. The CSSF also provides these audited consolidated financial statements to the Luxembourg Stock Exchange (“LSE”) which are then available on the website of the LSE. The Company has also posted the audited consolidated FMCH financial statements on the Company’s website. The FMCH financial statements are being filed solely to comply with the requirements of Form 6-K and Securities and Exchange Commission Rule 13a-16 relating to information that a foreign private issuer files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange.

Notes under the Program may not be offered or sold in the United States of America (“US”) absent registration under the US Securities Act of 1933, as amended, or an exemption from registration. Further, any notes under the Program will not be offered for sale in the US or to “US persons” (as defined in Regulation S under the US Securities Act of 1933, as amended).

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Audited consolidated financial statements of Fresenius Medical Care Holdings, Inc. and subsidiaries as of and for the years ended December 31, 2018 and 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 30, 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
General Partner

By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner